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                Washington, D.C. 20549        ==================================

                                    SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                            (Amendment No. __________)*


                    Candlewood Hotel Company, Inc.(Name of Issuer
--------------------------------------------------------------------------------
              Common Stock, $.01 par value(Title of Class of Securities)


                                      13741M 108
              ---------------------------------------------------------
                                    (CUSIP Number)



        Robert S. Morris, Managing Partner, Olympus Partners, Metro Center,
             One Station Place, Stamford CT 06902  Phone: (203)353-5904
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notes
                                and Communications)



                                   October 3, 1997
              ----------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                         ------------------
CUSIP No. 13741M 108                                         Page 2 of 92 Pages
--------------------                                         ------------------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Olypus Growth Fund II, L.P.
     06-1406542

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,042,105
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  None
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,042,105
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,042,105
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     10.3%, but approxiamtely 10.4% if considered together with Olympus Executive Fund, L.P.
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPO NSES TO ITEMS 1-7

                                  SCHEDULE 13D

--------------------                                         ------------------
CUSIP No. 13741M 108                                         Page 3 of 92 Pages
--------------------                                         ------------------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Olympus Executive Fund, L.P.
     06-1440917

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               10,526
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  None
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  10,526
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,526
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0/1%, but approximately 10.4% if considered together with Olympus Growth Fund II, L.P.
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPO NSES TO ITEMS 1-7

Item I.  Security and Issuer.

         This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Candlewood Hotel Company, Inc., a Delaware Corporation (the "Issuer"), beneficially owned by Olympus Growth Fund II, L.P., a Delaware limited partnership ("OGFII"), and Olympus Executive Fund, L.P., a Delaware limited partnership ("OEF"), through their respective holdings of Series A Cumulative Convertible Preferred Stock, par value $.01 per share ("Preferred Stock") of the Issuer convertible into Common Stock at the option of the holder. The Issuer's principal executive offices are at Lakepoint Office Park 9342 East Central, Wichita, Kansas 67206-2555.

         The entities identified in the first paragraph of the response to Item 2 (the "Reporting Persons") have entered into a Joint Filing Agreement, dated October 21, 1997, a copy of which is attached hereto as Schedule I.

Item 2.  Identity and Background.

The following information is provided for the Reporting Persons:

         a).  Names:    Olympus Growth Fund II, L.P.
                        Olympus Executive Fund, L.P.

         The persons listed in Schedule II are: (i) general partners of the Reporting Persons; (ii) general partners of general partners of the Reporting Persons; (iii) managing members of general partners of the general partner of OGFII; and (iv) presidents of general partners of general partner of OEF.

         b).  Business Address:  Metro Center, One Station Place, Stamford, CT
06430

         c). Present principal occupation and related information: private investment partnerships.

         d). During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any persons identified and listed in Schedule II attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e). During the last five years, neither any Reporting Persons nor, to the best knowledge of each Reporting Person, any persons identified in Schedule II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         f).  Both Reporting Persons are Delaware limited partnerships.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock of the Issuer are beneficially owned by the Reporting Persons through their respective purchases pursuant to the Stock Purchase Agreement dated September 22, 1997 among the Issuer, the Reporting Persons and certain other purchasers of the shares of Preferred Stock of the Issuer. Funds in the amount of $10,000,000 necessary for the purchases were provided by capital contributions of limited partners and general partners of the Reporting Persons.

         OGFII acquired 4,693 shares of Preferred Stock on September 23, 1997 for a purchase price of $4,693,000 and 5,207 shares of Preferred Stock on October 3, 1997 for a purchase price of $5,207,000.

         OEF acquired 47 shares of Preferred Stock on September 23, 1997 for a purchase price of $47,000 and 53 shares of Preferred Stock on October 3, 1997 for a purchase price of $53,000.

Item 4.  Purpose of Transaction.

         The Reporting Persons hold Preferred Stock for the purpose of investment, in view of capital appreciation of securities.

         The Reporting Persons intend to reexamine their investment in the Issuer from time to time and, depending on market considerations and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as they consider advisable.

         In connection with the issuance of Preferred Stock, the following changes resulted:

         a). The maximum number of the directors of the Issuer was increased from seven (7) to ten (10) directors and three directors were added to the Board. The three new directors, elected by a majority of the Board, are:
Messrs. Robert Cresci, Robert Morris and Frank Pados.

         b). The Board of Directors authorized issuance of 65,000 shares of Preferred Stock and reserved 6,842,105 shares of Common Stock to be issued upon conversion of the Preferred Stock or such lesser or greater number of shares of Common Stock as the then outstanding shares of Preferred Stock are convertible into.

         c). The Issuer's charter and bylaws were amended so as to reflect changes in capitalization and in the structure of the Board of Directors of the Issuer.

         Subject to the foregoing, none of the following events has happened or is contemplated by the Reporting Persons:

         1). The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         2). An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         3). A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         4). Any other material change in the Issuer's business or corporate structure;

         5). Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         6). Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         7). A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         8).  Any action similar to any of those enumerated above.


Item 5.  Interest in the Securities of the Issuer.

         a). and b).    The Reporting Persons together beneficially own an
aggregate of 1,052,631 shares of Common Stock or approximately 10.4% of the issued and outstanding shares of Common Stock through holding of an aggregate of 10,000 shares of Preferred Stock of the Issuer (preferences and special rights of Preferred Stock are listed in the Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Certificate of Designation") attached hereto as Exhibit D). Pursuant to the Certificate of Designation, holders of the shares of Preferred Stock are entitled, upon the failure of the Issuer to redeem the shares of Preferred Stock in accordance with the mandatory redemption provisions of the Certificate of Designation, to receive warrants to purchase additional Common Stock of the Issuer ("Warrants") upon terms and conditions stated in the Form of Warrant attached hereto as Exhibit E. The Reporting Persons, therefore, may be entitled to receive Warrants to purchase additional Common Stock of the Issuer.

         If the Issuer grants, issues or sells any rights or options to purchase stock, warrants or other property ("Purchase Rights") pro rata to the holders of Common Stock, the Reporting Persons are entitled, pursuant to the Certificate of Designation, to a right, at their option, either to have the conversion price of Preferred Stock adjusted, or to acquire such Purchase Rights as they could have acquired if they held the number of shares of Common Stock issuable upon conversion of Preferred Stock held by them immediately prior to the time the Issuer granted, issued or sold such Purchase Rights.

         (i) OGFII beneficially owns 1,042,105 shares of Common Stock of the Issuer through its holdings of 9,900 shares of Preferred Stock of the Issuer, with a face value of $1,000 per share. Preferred Stock is convertible at the option of OGFII into Common Stock of the Issuer at a price of $9.50 per share. If OGFII were to convert all its shares of Preferred Stock into shares of Common Stock, it would own approximately 10.3% of the issued and outstanding shares of Common Stock, based on information provided by the Issuer to the Reporting Persons that the Issuer presently has 9,025,000 shares of Common Stock issued and outstanding. Preferred Stock votes on an "as converted" basis on all matters calling for a vote of Common Stock shareholders. To the best knowledge of OGFII, no person other than OGFII has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which OGFII may be deemed to beneficially own.

         (ii) OEF beneficially owns 10,526 shares of Common Stock of the Issuer through its holdings of 100 shares of Preferred Stock of the Issuer, with a face value of $1,000 per share. Preferred Stock is convertible at the option of OEF into Common Stock of the Issuer at a price of $9.50 per share. If OEF were to convert all its shares of Preferred Stock into shares of Common Stock, it would own approximately 0.1% of the issued and outstanding shares of Common Stock, based on information provided by the Issuer to the Reporting Persons that the Issuer presently has 9,025,000 shares of Common Stock issued and outstanding. Preferred Stock votes on an "as converted" basis on all matters calling for a vote of Common Stock shareholders. To the best knowledge of OEF, no person other than OEF has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which OEF may be deemed to beneficially own.

         c). On September 23, 1997, OGFII acquired 4,693 shares of Preferred Stock of the Issuer for a purchase price of $4,693,000 and OEF acquired 47 shares of Preferred Stock of the Issuer for a purchase price of $47,000 .

         On October 3, 1997, OGFII acquired 5,207 shares of Preferred Stock of the Issuer for a purchase price of $5,207,000 and OEF acquired 53 shares of Preferred Stock of the Issuer for a purchase price of $53,000.

         Other than such acquisitions, the Reporting Persons have not effected any transactions in the Preferred or Common Stock of the Issuer during the past sixty days.

         d). No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock into which the shares of the Preferred Stock beneficially owned by the Reporting Persons are convertible.

         e).  Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         The Reporting Persons are parties to a Stockholders Agreement dated September 22, 1997 among the Issuer, Doubletree Corporation, the Warren D. Fix Family Partnership, L.P., Jack P. DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher Scott DeBoer Trust), and each of the Preferred Stockholders. This Stockholders Agreement provides for the nominations and election of members of the Board of Directors. OGFII is the recipient of one board seat, to be held by Robert S. Morris. Stockholders Agreement is attached hereto as Exhibit B.

         The Reporting Persons are parties to a Registration Rights Agreement dated September 22, 1997 among the Issuer, Doubletree Corporation, the Warren D. Fix Family Partnership, L.P., Jack P. DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher Scott DeBoer Trust), and each of the Preferred Stockholders. Registration Rights Agreement is attached hereto as Exhibit C.

         Except as described therein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to the securities of the Issuer, including any contract, arrangement, understanding or relationship concerning transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Resolutions of Issuer's Board of Directors in connection with issuance of the Preferred Stock.

Exhibit B: Stockholders Agreement dated September 22, 1997 among the Issuer, Doubletree Corporation, the Warren D. Fix Family Partnership, L.P., Jack P. DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher Scott DeBoer Trust), and each of the Preferred Stockholders.

Exhibit C: Registration Rights Agreement dated September 22, 1997 among the Issuer, Doubletree Corporation, the Warren D. Fix Family Partnership, L.P., Jack
P. DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher Scott DeBoer Trust), and each of the Preferred Stockholders.

Exhibit D: Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of Series A Cumulative Convertible Preferred Stock of the Issuer certified by the Office of the Secretary of State of the State of Delaware on September 22, 1997.

Exhibit E:  Form of Warrant.

                                      SIGNATURE
                                      ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 22, 1997


                                       OLYMPUS GROWTH FUND II, L.P.



                                       By: OGP II, L.P., its General
                                           Partner

                                          By: RSM, L.L.C., its General
                                              Partner

                                          By: /s/Robert S. Morris
                                             ----------------------------
                                              Name:  Robert S. Morris
                                              Title:  Managing Member

                                      SIGNATURE
                                      ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 22, 1997


                                       OLYMPUS EXECUTIVE FUND, L.P.



                                       By: OEF, L.P., its General
                                           Partner

                                          By: RSM Corporation, its
                                              General Partner

                                          By: /s/Robert S. Morris
                                             ----------------------------
                                              Name:  Robert S. Morris
                                              Title:  President

                                JOINT FILING AGREEMENT
                                ----------------------

         The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Stock of Candlewood Hotel Company, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated:  October 22, 1997



                                       OLYMPUS GROWTH FUND II, L.P.



                                       By: OGP II, L.P., its General
                                           Partner

                                          By: RSM, L.L.C., its General
                                              Partner

                                          By: /s/Robert S. Morris
                                             ----------------------------
                                              Name:  Robert S. Morris
                                              Title:  Managing Member


                                       OLYMPUS EXECUTIVE FUND, L.P.



                                       By: OEF, L.P., its General
                                           Partner

                                          By: RSM Corporation, its
                                              General Partner

                                          By: /s/Robert S. Morris
                                             ----------------------------
                                              Name:  Robert S. Morris
                                              Title:  President

                             OLYMPUS GROWTH FUND II, L.P.

         The following information is provided for the general partner of OGFII, its general partners and managing members of its general partners.

         The business address of each of the persons listed below is Metro Center, One Station Place, Stamford, CT 06430.

    I. The general partner of OGFII is OGP II, L.P. ("OGP II"). OGP II is a Delaware limited partnership and its principal occupation is to act as a general partner of OGFII.

    II.  The general partners of OGP II are the following entities:

         a). RSM, L.L.C. is a Delaware limited liability company and its principal occupation is to act as a general partner of OGP II.

         Managing member of RSM, L.L.C. is Robert S. Morris. Mr. Morris' principal occupation is president of Olympus Advisory Partners, Inc. Mr. Morris is a United States citizen.

         b). Conroy, L.L.C. is a Delaware limited liability company and its principal occupation is to act as a general partner of OGP II.

         Managing member of Conroy, L.L.C. is James A. Conroy. Mr. Conroy's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Conroy is a United States citizen.

         c). LJM, L.L.C. is a Delaware limited liability company and its principal occupation is to act as a general partner of OGP II.

         Managing member of LJM, L.L.C. is Louis J. Mischianti. Mr. Mischianti's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Mischianti is a United States citizen.

         d). Nibur, L.L.C. is a Delaware limited liability company and its principal occupation is to act as a general partner of OGP II.

         Managing member of Nibur, L.L.C. is Paul A. Rubin, Mr. Rubin's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Rubin is a United States citizen.


                             OLYMPUS EXECUTIVE FUND, L.P.

         The following information is provided for the general partner of OEF, its general partners and presidents of its general partners.

         The business address of each of the persons listed below is Metro Center, One Station Place, Stamford, CT 06430.

    I. The general partner of OEF is OEF, L.P. OEF, L.P. is a Delaware limited partnership and its principal occupation is to act as a general partner of OEF.

    II.  The general partners of OEF, L.P. are the following entities:

         a). RSM Corporation is a Delaware Corporation and its principal occupation is to act as a general partner of OEF, L.P.

         President of RSM Corporation is Robert S. Morris. Mr. Morris' principal occupation is president of Olympus Advisory Partners, Inc. Mr. Morris is a United States citizen.

         b). Conroy Corporation is a Delaware corporation and its principal occupation is to act as a general partner of OEF, L.P.

         President of Conroy Corporation is James A. Conroy. Mr. Conroy's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Conroy is a United States citizen.

         c). LJM Corporation is a Delaware corporation and its principal occupation is to act as a general partner of OEF, L.P.

         President of LJM Corporation is Louis J. Mischianti. Mr. Mischianti's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Mischianti is a United States citizen.Exhibit A